FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with amendments of some contracts entered by Banco de Chile and Citigroup Inc.

Santiago, March 13, 2009

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions
Present

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18,045 and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as essential information, that Banco de Chile and Citigroup Inc. subscribed documents regarding the following matters:

1. - Amendments to the Global Connectivity Agreement entered into by Banco de Chile and Citigroup Inc., on December, 27, 2007. The purpose of these amendments is to complement, clarify and amend some sections and exhibits of such contract regarding the rendering of banking services in and outside Chile. Particularly, agreements concerning payments for business and services were agreed and modified.

2. - Amendments to the Cooperation Agreement entered into by Banco de Chile and Citigroup Inc., on December, 27, 2007, that primarily refer to the exchange of information between Banco de Chile and Citigroup Inc.

3. - Amendments to the License Contract entered by Banco de Chile and Citigroup Inc., on December, 27, 2007. These amendments are referred to the quality standards for rendering services associated to the trademarks under license.

In the ordinary session N° BCH 2,684 dated February 27, 2009; the Board of Directors of Banco de Chile approved the aforesaid amendments and granted a power of attorney to the general manager to subscribe such instruments.

Sincerely,

Fernando Cañas Berkowitz
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO